UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000 -55133

Acucela Inc.*

(Exact name of registrant as specified in its charter)

1301 Second Avenue, Suite 4200

Seattle, Washington 98101

(206) 805-8300

(Address of principal executive offices, including zip code)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)**

*	This Form 15 relates solely to the reporting obligations of Acucela Inc., a Washington corporation, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Kubota Pharmaceutical Holdings Co., Ltd., a Japanese joint stock corporation and successor issuer to Acucela Inc. under the Exchange Act.
**	Pursuant to a merger agreement by and among Acucela Inc., Kubota Pharmaceutical Holdings Co., Ltd. and Acucela North America Inc., Acucela Inc. merged with and into Acucela North America Inc., a Washington corporation and a wholly-owned subsidiary of Kubota Pharmaceutical Holdings Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kubota Pharmaceutical Holdings Co., Ltd., as successor to Acucela Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.

Date: December 2, 2016	By:	/s/ John Gebhart
	Name:	John Gebhart
	Title:	Chief Financial Officer